Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NPS Pharmaceuticals, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-79622, 333-17521, 333-94269, 333-124821, 333-126823, 333-159363, 333-168533, and 333-176012) on Form S-8 and (Nos. 333-146235, 333-159321, 333-169388, 333-170283, and 333-176006) on Form S-3 of NPS Pharmaceuticals, Inc. of our reports dated February 15, 2012, with respect to the consolidated balance sheets of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of NPS Pharmaceuticals, Inc.

/s/ KPMG LLP

Short Hills, New Jersey
February 15, 2011